SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period November 21, 2008
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: November 21, 2008	By:	/s/ Julie Vickers
Julie Vickers
Company Secretary

IN THE HIGH COURT OF JUSTICE	No. 8832 of 2008

CHANCERY DIVISION

COMPANIES COURT
IN THE MATTER OF PROTHERICS PLC
- and –
IN THE MATTER OF THE COMPANIES ACT 1985
AND THE COMPANIES ACT 2006
NOTICE IS HEREBY GIVEN that a Claim Form was issued on 9 October 2008 for (a) the sanctioning of a scheme of arrangement between Protherics PLC (the “Company”) and the holders of Scheme Shares (as defined in the Scheme) (the “Scheme”) and (b) the confirmation of the reduction of capital of the Company associated with the Scheme (the “Reduction of Capital”);
NOTICE IS FURTHER GIVEN that the said Claim Form is directed to be heard before the Companies Court Judge at the Royal Courts of Justice, Strand, London WC2A 2LL on Monday, 1 December 2008;
Any creditor or shareholder of the said Company desiring to oppose the making of an Order for the sanction of the Scheme and confirmation of the Reduction of Capital should appear at the time of the hearing in person or by legal representative for that purpose;
A copy of the said Claim Form will be furnished to any person requiring the same by the under-mentioned solicitors on payment of the regulated charge for the same.
Dated this 21st day of November 2008
Ashurst LLP
Broadwalk House
5 Appold Street
London
EC2A 2HA
Tel: 020 7638 1111
SAW/LZJ/PRO05.00074/11240383
Solicitors for the said Company